

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via Email</u>
Steven Stern
President
Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I, Inc.
Morgan Stanley Capital Holdings LLC
Bank of America, National Association
c/o Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re: Morgan Stanley Capital I Trust 2011-C3**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-167764-01**
>
> **Morgan Stanley Capital Holdings, LLC**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 025-00606**
>
> **Bank of America, National Association**
> **Form ABS-15G for the Initial Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 025-00530**

Dear Mr. Stern:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff

Steven Stern
Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I, Inc.
Morgan Stanley Capital Holdings LLC
Bank of America, National Association
September 5, 2012
Page 2

comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Kevin C. Blauch
        Sidley Austin LLP